SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of April 2012
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Masaru Kato
(Signature)
Masaru Kato
Executive Vice President and
Chief Financial Officer

Date: April 10, 2012

List of materials

Documents attached hereto:

i) Press release announcing Media/Investor Briefings Regarding The Revision of Consolidated Results Forecast for the Fiscal Year Ended March 31, 2012

April 10, 2012
Sony Corporation

Media/Investor Briefings Regarding The Revision of Consolidated Results Forecast for the Fiscal Year Ended March 31, 2012

Sony Corporation hosted an investor meeting on Tuesday, April 10th, 2012 in Tokyo regarding the revision of consolidated results forecast for the fiscal year ended March 31, 2012.

At the briefings, Mr. Kato, Executive Vice President and Chief Financial Officer, Sony Corporation, explained the revision as outlined in the following document.

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Thank you all very much for coming despite the short notice.  At 3:30 PM today (April 10, 2012) we announced a downward revision of our consolidated results forecast for the fiscal year ended March 31, 2012.

We plan to announce our consolidated results for the fiscal year ended March 31, 2012 on May 10th but, since the forecast for net loss attributable to Sony Corporation’s stockholders is expected to be revised significantly when compared to the forecast of February, pursuant to the timely disclosure rules of the Tokyo Stock Exchange, we are announcing this revision today.

Since the primary reason for the revision relates to tax expense and is difficult to understand, I have called this meeting to explain it.

To summarize, pursuant to U.S. GAAP, under which we report our consolidated results, we expect to record additional aggregate tax expense of approximately 300 billion yen, primarily due to the establishment of valuation allowances against deferred tax assets, predominantly in the U.S.  As a result, net loss attributable to Sony’s stockholders is expected to be approximately 520 billion yen, a significant increase in loss from the approximately 220 billion yen net loss forecasted in February.

This additional tax expense is a non-cash charge, and does not have any impact on our consolidated operating results or cash flow.

At this point in time, there is no change to our February forecast for sales, operating loss and loss before income taxes for the March 2012 fiscal year.

As of April 10th, we have yet to fully close the books for the March 2012 fiscal year.  Accordingly, the current forecast has been prepared based on information available at the time of today’s announcement, and we ask that you please understand that actual results may differ. We will explain the final results for the March 2012 fiscal year on May 10th.

For the fiscal year starting April 1, 2012, with assumed foreign currency exchange rates of approximately 80 yen against the U.S. dollar and approximately 105 yen against the euro, Sony is currently forecasting that it will return to positive operating results and that its consolidated income for the fiscal year ending March 31, 2013 will be approximately 180 billion yen.
Along with the actual results for the March 2012 fiscal year, we will explain the details of our forecast for the March 2013 fiscal year on May 10th.

I will now explain the background of today’s revision to our forecast.

Under U.S. GAAP, based on which we report our consolidated results, Sony reviews its deferred tax assets each quarter, jurisdiction by jurisdiction, and compares negative evidence to positive evidence when evaluating its ability to utilize such deferred tax assets in the future.  Cumulative losses in recent fiscal years are considered significant negative evidence.  A consolidated tax filing group made up of many companies in the U.S. is expected to have incurred an aggregate cumulative loss in recent fiscal years, including the fiscal year ended March 31, 2012.  In addition, preliminary forecast for the fiscal year ending March 31, 2013 for the U.S. consolidated tax filing group were weaker than previously anticipated.  After comparing this significant negative evidence to objectively verifiable positive factors, we expect to record a non-cash charge to establish a valuation allowance against deferred tax assets held by this consolidated tax filing group in the U.S.  This expected charge in the U.S. represents the largest portion, or about approximately 80 percent, of the aggregate additional tax expense.

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While the Pictures and Music businesses based in the U.S. have a stable business foundation and are strong from a profitability perspective, Sony’s electronics business in the U.S. is not as profitable.

I will now explain another revision to tax expense.  In the area of transfer pricing for certain intercompany transactions, Sony utilizes the Bilateral Advanced Pricing Agreement regime.  This regime enables a company to confirm with the tax authorities in both countries involved in intercompany transactions the appropriate transfer price to be used in that transaction.  This enables the company to avoid paying tax twice on identical income.

Sony conducted a review of its estimated tax expense resulting from recent bilateral governmental negotiations.  As a result, due to the increased possibility that profits will be reallocated between Japan and our overseas subsidiaries, we expect to record additional tax expense.  This additional tax expense includes establishment of additional valuation allowances against certain deferred tax assets in two jurisdictions other than the U.S.

Just to reiterate, the valuation allowances and additional tax expense resulting from recent bilateral governmental negotiations are non-cash charges, which do not have any impact on our consolidated operating results or cash flow, nor do they preclude us from using these loss carry-forwards or other deferred tax assets in the future.

Today we announced a revision of our forecast for the March 2012 fiscal year primarily as a result of the establishment of valuation allowances on deferred tax assets.  As I explained at the beginning of my remarks, we have not fully closed our books for the March 2012 fiscal year.  We will explain the details of our actual results for the March 2012 fiscal year and our forecast for the March 2013 fiscal year on May 10th.

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